SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures
Second Quarter Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)
Date August 11, 2004	By:	/s/ Douglas A. Ball
Douglas A. Ball
Chief Financial Officer

Second Quarter Report

June 30, 2004

Oncolytics Biotech Inc.
TSX: ONC
NASDAQ: ONCY

SECOND QUARTER REPORT

For the quarter ended June 30, 2004

Letter to Shareholders

In the second quarter of 2004, Oncolytics announced the commencement of enrollment in its first systemic administration clinical trial of REOLYSIN®; completed a private placement financing that raised gross proceeds of $6.73 million; and strengthened the Board of Directors with the addition of Mr. J. Mark Lievonen.

Clinical Studies

In May, Oncolytics started patient treatment in its UK Phase I clinical trial investigating the systemic delivery of REOLYSIN® as a treatment for up to 40 patients with advanced or metastatic solid tumours. This clinical trial is an open-label, dose escalation Phase I study in which REOLYSIN® is administered intravenously to patients diagnosed with advanced or metastatic solid tumours that have not responded to conventional therapy, or for which no curative standard therapy exists. This trial is another important step in the development of REOLYSIN®.

Board of Directors

The Company also strengthened its board of directors through the addition of Mr. J. Mark Lievonen, President of Aventis Pasteur Limited. Mr. Lievonen is responsible for Aventis Pasteur’s operations in Canada.

Financing

In April, the Company announced the successful completion of a $6.73 million private placement with a European institutional investor. In addition, during the second quarter, the Company received proceeds from the exercise of warrants and options of $4.0 million. The Company now believes it has sufficient reserves to fund its present plans for research and development and operational activities into 2007.

Thank you for your support.

Brad Thompson, PhD
Chairman, President and
CEO August 5, 2004

August 5, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) as at and for the three and six months ended June 30, 2004 and 2003, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in Oncolytics’ annual report for the year ended December 31, 2003. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, the Company’s expectation regarding the adequacy of its existing capital resources, and the Company’s expectations as to the success of its research and development programs in 2004 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since its inception in April of 1998, Oncolytics Biotech Inc. (the “Company”) has been a development stage company and has focused its research and development efforts on the development of REOLYSIN®, its potential cancer therapeutic. The Company has not been profitable since its inception and expects to continue to incur substantial losses from its research and development. The Company does not expect to generate significant revenues until, if and when, its cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that the Company will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a product for approval, the Company will rely upon its employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by the Company.

Highlights

During the second quarter of 2004, the Company’s net loss was $3,191,888 compared to $3,911,473 for the second quarter of 2003. The decrease in the Company’s net loss is mainly due to the loss on sale of investment in Transition Therapeutics Inc. (“TTH”) of $2,156,685 that occurred in 2003. This decrease was offset by an increase in expenses for the three month period ending June 30, 2004 associated with the Company’s operations. Specifically, manufacturing and related process development expenses increased in the second quarter of 2004 compared to 2003 as the Company has increased its production of REOLYSIN® in order to supply its clinical trial program. As well, the Company’s systemic (intravenous) delivery clinical trial in the United Kingdom (“U.K.”) commenced patient enrolment in the second quarter of 2004 increasing clinical trial costs in the second quarter of 2004 compared to 2003. Also, the Company’s pre-clinical trial expenses increased in support of future clinical trial applications that include other jurisdictions and methods of application. Finally, the Company recorded a non-cash expense for stock based compensation related to stock options granted in the second quarter of 2004.

The Company’s cash balance continued to improve through the closing of a private placement and the exercise of warrants and options. During the six months ended June 30, 2004, the Company received additional cash proceeds from financing activities of $10,264,784. The Company exited the second quarter of 2004 with cash and short-term investments of $25,522,728 compared to $20,752,735 as at December 31, 2003.

SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2004 and 2003)

Net loss for the three month period ended June 30, 2004 was $3,191,888 compared to $3,911,473 for 2003. The decrease in the Company’s net loss in the second quarter of 2004 was mainly due to the loss from sale of investment in TTH of $2,156,685 that occurred in 2003 and increases during the second quarter of 2004 in the Company’s operating activities as follows:

Research and Development Expenses (“R&D”)

	2004	2003
	$	$
Manufacturing and related process development expenses	810,748	422,626
Clinical trial expenses	167,051	78,145
Pre-clinical trial expenses	334,603	80,141
Other R&D expenses	183,532	267,809

Research and development expenses	1,495,934	848,721

For the second quarter of 2004, R&D increased to $1,495,934 compared to $848,721 for the second quarter of 2003. The increase in R&D was due to the following:

Manufacturing & Related Process Development

During the second quarter of 2004, the Company continued to focus on the production of REOLYSIN® in order to supply its R&D activity. As well, additional production costs were incurred relating to the technology transfer and set up costs associated with the Company’s second manufacturer.

Clinical Trial Programs

The Company’s clinical trial expenses increased to $167,051 in the second quarter of 2004 compared to $78,145 for the second quarter of 2003. The increase in the second quarter of 2004 relates to the Company commencing patient enrolment in and supporting its systemic (intravenous) delivery clinical trial in the United Kingdom.

Pre-Clinical Trial Expenses

During the second quarter of 2004, the Company incurred pre-clinical trial costs associated with toxicology and equivalency studies being performed in support of future clinical trial applications. These types of studies were limited in the second quarter of 2003.

Operating Expenses

	2004	2003
	$	$
Salary, insurance and other office expenses	344,624	290,616
Public company and other operating expenses	615,702	424,143

	960,326	714,759

For the second quarter of 2004, the Company’s operating expenses increased to $960,326 compared to $714,759 for the second quarter of 2003. Public company and other operating costs increased in the second quarter of 2004 compared to 2003 reflecting the increased costs associated with the preparation of the Company’s annual filings, annual general meeting and shareholder mail outs plus additional expenses incurred in investor relations and business development.

Stock Based Compensation

	2004	2003
	$	$
Stock based compensation	734,670	68,318

During the second quarter of 2004, the Company recorded stock based compensation of $734,670 associated with the granting of stock options to its employees, directors, and certain consultants. Stock based compensation recorded in 2003 related to previously granted options that vested in the second quarter of 2003 and options granted to consultants.

YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2004 and 2003)

Net loss for the six month period ended June 30, 2004 was $5,868,124 compared to $5,025,787 for 2003. The increase in the Company’s net loss was due to the following:

Research and Development Expenses (“R&D”)

	2004	2003
	$	$
Manufacturing and related process development expenses	2,187,178	488,735
Clinical trial expenses	292,696	88,787
Pre-clinical trial expenses	513,562	137,966
Other R&D expenses	456,895	612,868

Research and development expenses	3,450,331	1,328,356

For the six month period ending June 30, 2004, R&D increased to $3,450,331 compared to $1,328,356 for 2003. The increase in R&D was due to the following:

Manufacturing & Related Process Development

In 2004 the Company continued to focus on the production of REOLYSIN® in order to supply its existing and planned R&D activity. As well, the Company took steps to mitigate the risk of economic dependence as a result of having only one supplier of REOLYSIN®. Consequently, almost 75% of the Company’s manufacturing and related process development expenses incurred in 2004 related to the production of REOLYSIN® compared to only 8% in 2003. The Company’s manufacturing expenses in 2004 also include technology transfer and set up costs associated with the addition of a second supplier.

The remaining manufacturing and related process development costs incurred in 2004 and almost all of these costs incurred in 2003 relate to process development. During the first six months of 2003 the Company was completing the development of its manufacturing process and also commenced the development of its viral and cell banks. Consequently, 85% of the Company’s manufacturing and related process development expenses incurred in 2003 related to these activities compared to only 19% in 2004.

For the remainder of 2004, the Company expects that it will continue to produce REOLYSIN® and that a majority of these costs will relate directly to manufacturing. As well, future manufacturing costs may be impacted by the need to supply the clinical trials to be run in accordance with the agreement between the U.S. National Cancer Institute (“NCI”) and the Company.

Clinical Trial Programs

The Company’s clinical trial expenses increased to $292,696 for the six month period ending June 30, 2004 compared to $88,787 in 2003. The increase in clinical trial expenses relates mainly to the costs associated with the Company’s systemic (intravenous) delivery clinical trial in the United Kingdom. The Company also continues to incur expenses related to the Canadian malignant glioma clinical trial.

For the remainder of 2004, the Company expects that clinical trial expenses will continue to be incurred as enrolment continues in the systemic (intravenous) delivery clinical trial. As well, the Company expects that its clinical trial costs may increase as it continues to try and expand its clinical trial program into other jurisdictions.

Pre-Clinical Trial Expenses

The Company’s pre-clinical trial expenses increased to $513,562 for the six month period ending June 30, 2004 compared to $137,966 in 2003. Pre-clinical costs include toxicology studies and are incurred by the Company in support of expanding its clinical trial program into other jurisdictions and other applications.

Operating Expenses

	2004	2003
	$	$
Salary, insurance and other office expenses	723,040	505,893
Public company and other operating expenses	938,460	730,420

	1,661,500	1,236,313

For the six month period ending June 30, 2004, the Company’s operating expenses increased to $1,661,500 compared to $1,236,313 for the six month period ending June 30, 2003. Salary, insurance and other office expenses increased to $723,040 for the six month period ending June 30, 2004 from $505,893 in 2003 due to the increase in staff levels and insurance premiums that commenced in the second quarter of 2003. Public company and other operating costs increased to $938,460 for the six month period ending June 30, 2004 from $730,420 in the first six months of 2003 reflecting the increased costs associated with the preparation of the Company’s annual filings, annual general meeting and shareholder mail outs plus additional expenses incurred in investor relations and business development.

Sale of Investments

	2004	2003
	$	$
Gain on sale of investment in BCY LifeSciences Inc. (“BCY”)	47,002
Loss on sale of investment in TTH		2,156,685

For the six month period ending June 30, 2004 the Company sold 697,945 common shares of BCY for net cash proceeds of $133,609. This resulted in an accounting gain of $47,002. As at June 30, 2004, the Company owned 200,000 common share of BCY with an estimated market value of $20,000. These remaining shares are held in escrow and will be released over the next two years.

For the six month period ending June 30, 2003, the Company sold its investment in TTH for net cash proceeds of $2,552,695 resulting in a recorded loss of $2,156,685.

Commitments

As at June 30, 2004, the Company has committed to payments totaling $766,500 for activities primarily related to product manufacturing and continued toxicology related work. The Company anticipates that these committed payments will occur in 2004. All of these committed payments are considered to be part of the Company’s normal course of business.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

As at June 30, 2004, the Company had cash of $25,522,728 (including cash, cash equivalents and short-term investments) and a working capital position of $25,234,266 compared to $20,752,735 and $20,088,868 respectively as at December 31, 2003. During the second quarter of 2004, the Company continued to improve its cash position through a private placement of 1,077,100 units at an average price of $6.25 per unit. Net cash proceeds after issue costs were $6,223,763 and each unit was comprised of 1,077,100 common shares and 538,550 common share purchase warrants. Each whole common share purchase warrant entitles the holder to acquire one common share of the capital of the Company upon payment of $7.75 per share until October 7, 2005. The Company also received cash proceeds from the exercise of warrants from previously closed financings of $3,300,038 and from the exercise of stock options of $740,983. Consequently, for the six month period ending June 30, 2004, the Company has received a net amount of $10,264,784. This increase in the Company’s cash position has been offset by cash outflows from operating activities of $5,194,579 and purchases of intellectual property and other assets of $433,821.

The Company desires to maintain adequate cash and short-term investment reserves to support its planned activities which include its clinical trial program, production manufacturing, and its intellectual property expansion and protection as well as administrative activities. The Company believes that its existing capital resources are adequate to fund its current plans for research and development activities into 2007 without presuming the further exercise of outstanding warrants and options. In the event that the Company chooses to seek additional capital, the Company will look to fund additional capital requirements through the issue of additional equity as well as potential partnering or licensing opportunities. The Company recognizes the challenges and uncertainty inherent in the capital markets and the potential difficulties it might face in today’s environment. Market prices for securities in biotechnology companies are volatile and the ability to raise funds will be dependent on a number of factors, including the progress of R&D, availability of clinical trial information, and general market conditions.

Capital Expenditures

During the six month period ending June 30, 2004, the Company spent $425,928 on intellectual property compared to $595,147 in 2003. The difference relates to variances in filing fees on existing patent applications.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2004		2003				2002
	June(2)	March(2)	Dec.(2)	Sept.	June(2)	March	Dec.	Sept.
Revenue(1)	183	117	127	102	41	43	44	53
Net loss(3)	3,192	2,676	1,696	1,823	3,911	1,114	1,542	1,990
Loss per common share(3)	$0.11	$0.10	$0.06	$0.07	$0.17	$0.05	$0.07	$0.09
Total assets(4), (6)	31,221	25,435	26,051	21,532	18,815	16,702	17,968	17,331
Total cash(5), (6)	25,522	20,298	20,753	15,843	13,486	6,887	8,319	7,746
Total long-term debt(7)	150	150	150	150	150	150	150	150
Cash dividends declared(8)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Revenue is comprised of interest income.

(2)	Included in net loss and net loss per share in March 2004 and December 2003 is a gain on sale of investment of $47,648 and $264,453 respectively and in June 2004 and 2003 is a loss from sale of investments of $646 and $2,156,685 respectively.

(3)	Included in net loss and net loss per share for 2002 is a future income tax recovery of $647,618 (2004 and 2003 — nil).

(4)	Subsequent to the acquisition of the Company by SYNSORB in April 1999, the Company applied push down accounting. See note 2 to the audited financial statements for 2003.

(5)	Included in total cash are cash, cash equivalents and short-term investments.

(6)	The Company issued 2,163,709 common shares for cash proceeds of $10,264,784 in 2004 (2003 — 5,062,978 common shares for $16,004,981 and 2002 — 1,040,000 common shares for $1,803,877).

(7)	The long-term debt recorded in 2004, 2003 and 2002 represents repayable loans from the Alberta Heritage Foundation.

(8)	The Company has not declared or paid any dividends since incorporation.

OTHER MD&A REQUIREMENTS

The Company has 29,452,618 common shares outstanding at July 31, 2004. If all of the Company’s warrants and options were exercised the Company would have 35,234,077 common shares outstanding.

Financial Statements

Oncolytics Biotech Inc.

June 30, 2004

Oncolytics Biotech Inc.

BALANCE SHEETS

As at,

	June 30,	December 31,
	2004	2003
	$	$
	(unaudited)	(audited)*
ASSETS
Current
Cash and cash equivalents	3,058,642	2,641,127
Short-term investments	22,464,086	18,111,608
Accounts receivable	63,618	64,224
Prepaid expenses	566,331	156,837

	26,152,677	20,973,796
Capital assets	5,043,344	4,965,379
Investments [note 2]	24,818	111,425

	31,220,839	26,050,600

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	918,411	884,928

Alberta Heritage Foundation loan	150,000	150,000

Shareholders’ equity
Share capital [note 3]
Authorized: unlimited
Issued: 29,371,971 (2003 – 27,208,262)	54,295,023	44,712,589
Warrants [note 3]	2,280,600	1,598,250
Contributed surplus	4,439,521	3,699,425
Deficit	(30,862,716)	(24,994,592)

	30,152,428	25,015,672

	31,220,839	26,050,600

See accompanying notes

*	Derived from the December 31, 2003 audited financial statements

Oncolytics Biotech Inc.

STATEMENTS OF LOSS AND DEFICIT

					Cumulative
	Six Month	Six Month	Three Month	Three Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending June	Ending June	Ending June	Ending June	1998 to June
	30, 2004	30, 2003	30, 2004	30, 2003	30, 2004
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Rights revenue	—	—	—	—	310,000
Interest income	300,815	84,526	183,459	41,356	2,386,798

	300,815	84,526	183,459	41,356	2,696,798

Expenses
Research and development	3,450,331	1,328,356	1,495,934	848,721	19,868,861
Operating	1,661,500	1,236,313	960,326	714,759	8,865,527
Stock based compensation	740,096	68,789	734,670	68,318	1,769,521
Amortization	363,856	318,940	184,833	163,716	2,273,946

	6,215,783	2,952,398	3,375,763	1,795,514	32,777,855

Loss before the following:	5,914,968	2,867,872	3,192,304	1,754,158	30,081,057
(Gain) loss on sale of BCY LifeSciences Inc. [note 2]	(47,002)	—	646	—	(311,455)
Loss on sale of Transition Therapeutics Inc.	—	2,156,685	—	2,156,685	2,156,685

Loss before taxes	5,867,966	5,024,557	3,192,950	3,910,843	31,926,287
Capital tax (recovery)	158	1,230	(1,062)	630	51,429
Future income tax recovery	—	—	—	—	(1,115,000)

Net loss for the period	5,868,124	5,025,787	3,191,888	3,911,473	30,862,716
Deficit, beginning of period	24,994,592	16,450,561	27,670,828	17,564,875	—

Deficit, end of period	30,862,716	21,476,348	30,862,716	21,476,348	30,862,716

Basic and diluted loss per share	0.21	0.22	0.11	0.17

Weighted average number of shares	28,100,033	22,396,218	28,944,326	22,569,011

See accompanying notes

Oncolytics Biotech Inc.

STATEMENTS OF CASH FLOWS

					Cumulative
			Three Month	Three Month	from inception
	Six Month	Six Month	Period	Period	on April 2,
	Period Ending	Period Ending	Ending June	Ending June	1998 to June
	June 30, 2004	June 30,2003	30, 2004	30, 2003	30, 2004
	$	$	$	$	$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net loss for the period	(5,868,124)	(5,025,787)	(3,191,888)	(3,911,473)	(30,862,716)
Deduct non-cash items
Amortization	363,856	318,940	184,833	163,716	2,273,946
Non-cash compensation	740,096	68,789	734,670	68,318	1,769,521
(Gain) loss on sale of BCY LifeSciences Inc.	(47,002)	—	646	—	(311,455)
Loss on sale of Transition Therapeutics Inc.	—	2,156,685	—	2,156,685	2,156,685
Future income tax recovery	—	—	—	—	(1,115,000)
Net changes in non-cash working capital	(383,405)	(669,452)	(1,523,988)	(412,316)	195,795

	(5,194,579)	(3,150,825)	(3,795,727)	(1,935,070)	(25,893,224)

INVESTING ACTIVITIES
Intellectual property	(425,928)	(595,147)	(295,388)	(135,487)	(3,090,754)
Other capital assets	(7,893)	(41,431)	(6,295)	(40,809)	(518,865)
Purchase of short-term investments	(6,352,478)	—	(6,107,212)	—	(24,464,086)
Redemption of short-term investments	2,000,000	—	1,000,000	—	2,000,000
Investment in BCY LifeSciences Inc.	133,609	—	1,959	—	456,637
Investment in Transition Therapeutics Inc.	—	2,552,695	—	2,552,695	2,532,343

	(4,652,690)	1,916,117	(5,406,936)	2,376,399	(23,084,725)

FINANCING ACTIVITIES
Alberta Heritage Foundation loan	—	—	—	—	150,000
Proceeds from exercise of warrants and stock options	4,041,021	339,975	3,096,276	339,975	7,502,006
Proceeds from private placements	6,223,763	6,061,585	6,223,763	5,817,414	22,741,983
Proceeds from public offerings	—	—	—	—	21,642,602

	10,264,784	6,401,560	9,320,039	6,157,389	52,036,591

Increase in cash and cash equivalents during the period	417,515	5,166,852	117,376	6,598,718	3,058,642
Cash and cash equivalents, beginning of the period	2,641,127	8,319,244	2,941,266	6,887,378	—

Cash and cash equivalents, end of the period	3,058,642	13,486,096	3,058,642	13,486,096	3,058,642

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 and 2003 (unaudited)

1.	ACCOUNTING POLICIES

These unaudited interim financial statements do not include all of the disclosures included in the Company’s annual financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information for the year ended December 31, 2003 has been derived from the Company’s audited financial statements for the year then ended.

The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements.

2.	INVESTMENTS

During the six month period ending June 30, 2004, the Company sold 697,945 of its BCY shares for net cash proceeds of $133,609 recording a gain on sale of investment of $47,002. As at June 30, 2004, the Company’s remaining ownership in BCY was 200,000 common shares with a book value of $24,818 and an estimated market value of $20,000 based on the trading price at June 30, 2004.

3.	SHARE CAPITAL

Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$
Balance, December 31, 2002	22,145,284	30,191,572	550,000	114,286
Issued for cash pursuant to February 10, 2003 private placement	140,000	265,540	77,000	16,000
Issued for cash pursuant to June 19, 2003 private placement	2,120,000	5,912,113	1,272,000	543,287
Issued for cash pursuant to August 21, 2003 private placement	1,363,900	3,801,778	813,533	349,176
Issued for cash pursuant to October 14, 2003 public offering	1,200,000	5,528,972	720,000	617,428
Exercise of options	64,700	149,615	—	—
Exercise of warrants	174,378	593,194	(174,378)	(41,927)
Share issue costs	—	(1,730,195)	—	—

Balance, December 31, 2003	27,208,262	44,712,589	3,258,155	1,598,250
Issued for cash pursuant to April 7, 2004 private placement (i)	1,077,100	5,924,050	646,260	1,028,631
Exercise of warrants	890,359	3,646,319	(890,359)	(346,281)
Exercise of options	196,250	740,983	—	—
Share issue costs	—	(728,918)	—	—

Balance, June 30, 2004	29,371,971	54,295,023	3,014,056	2,280,600

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 and 2003 (unaudited)

(i)	Pursuant to a private placement, the Company sold 1,077,100 units at an average price of $6.25 per unit for gross cash proceeds of $6,731,875. The units were comprised of 1,077,100 common shares and 538,550 common share purchase warrants and have ascribed values of $5.50 and $1.50 respectively. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $7.75 per share until October 7, 2005. Share issue costs related to the private placement were $728,918. In addition, the Company issued 107,710 common share purchase warrants to its advisor entitling the holder to acquire one common share of the capital of the Company upon payment of $7.00 per share until October 7, 2005. The ascribed value of these additional warrants was $220,806 ($2.05 per additional warrant) and has been included in the share issue costs above. The ascribed values of the warrants were based on the Black Scholes Option Pricing Model.

The following table summarizes the Company’s outstanding warrants as at June 30, 2004:

					Weighted
					Average
	Outstanding,	Granted	Exercised		Remaining
Exercise	December 31,	During the	During the	Outstanding,	Contractual
Price	2003	Period	Period	End of Period	Life (years)
$3.00	480,755	—	463,255	17,500	0.11
$4.00	2,057,400	—	313,060	1,744,340	0.54
$5.00	120,000	—	43,794	76,206	0.79
$6.25	600,000	—	70,250	529,750	0.79
$7.00	—	107,710	—	107,710	1.25
$7.75	—	538,550	—	538,550	1.25

	3,258,155	646,260	890,359	3,014,056	0.74

Stock Option Plan

The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding at:

	June 30, 2004		December 31, 2003
		Weighted		Weighted
		Average		Average
	Stock	Share Price	Stock	Share Price
	Options	$	Options	$
Outstanding at beginning of period	2,800,800	3.81	2,653,500	4.40
Granted during period	243,500	8.12	599,000	3.71
Cancelled during period	—	—	(387,000)	7.97
Exercised during period	(196,250)	3.78	(64,700)	2.31

Outstanding at end of period	2,848,050	4.18	2,800,800	3.81

Options exercisable at end of period	2,768,633	4.21	2,720,383	3.87

Oncolytics Biotech Inc.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004 and 2003 (unaudited)

As the Company is following the fair value based method of accounting for stock option awards, compensation expense related to options granted to employees and consultants was $717,276 and $22,820, respectively for the six month period ending June 30, 2004 (June 30, 2003 — $5,271 and $63,518, respectively) with an offsetting credit to contributed surplus.

4.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Shareholder Information

For annual and quarterly reports, news releases
and other investor information, please contact:

Doug Ball, CFO – Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Matt Coffey, PhD
Vice President, Product Development

Directors

Brad Thompson, PhD
Chairman, President and CEO of Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
William. A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Executive Vice President, TransAlta Corporation
J. Mark Lievonen
President, Aventis Pasteur Limited
Tony Noujaim, PhD
President and CEO of Virexx Research Inc.
Bob Schultz, FCA
Chairman of Rockwater Capital Corporation
Fred Stewart, QC
President of Fred Stewart and Associates Inc.